

DIVISION OF
CORPORATION FINANCE

June 10, 2010

Via U.S. mail and facsimile

Mr. D. Michael Steuert
Senior Vice President and Chief Financial Officer
Fluor Corporation
6700 Las Colinas Boulevard
Irving, TX 75039

> RE: **Form 10-K for the fiscal year ended December 31, 2009**
>   **Form 10-Q for the period ended March 31, 2010**
>   **Definitive Proxy Statement on Schedule 14A filed March 15, 2010**
>   **File No. 001-16129**

Dear Mr. Steuert:

We have reviewed your response letter dated June 7, 2010 and have the following additional comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to this comment, we may have additional comments.

<p align="center">FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</p>

Consolidated Financial Statements

Note 4 – Retirement Benefits, page F-17

1. We note your response to comment six from our letter dated May 12, 2010. So that we may more fully understand the potential significance of differences in assumptions for your U.S. and non-U.S. pension plans, please provide us with an example of how your disclosures would have looked in your 2009 financial statements if you had provided disclosures about your pension plans and other postretirement benefits plan separately for the U.S. and non-U.S. plans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

        Sincerely,

        Rufus Decker
        Accounting Branch Chief